UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No.    )*

CUREVAC N.V.

(Name of Issuer)

Common Shares, par value €0.12 per share

(Title of Class of Securities)

N2451R105

(CUSIP Number)

Brian S. North, Esquire

Buchanan Ingersoll & Rooney PC

50 South 16th Street, Suite 3200

Philadelphia, PA 19102

(215) 665-8700

Dr. Marc Hauser

RITTERSHAUS

Harrlachweg 4 · 68163 Mannheim

Germany

+49 621 4256-275

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 14, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N2451R105

1.	Names of Reporting Persons. dievini Hopp BioTech holding GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒(1)
(b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 79,775,217 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 79,775,217

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,775,217

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.8%(3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-LT-Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. The other Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents shares held of record by dievini.

(3)	This percentage is calculated based on 177,968,204 common shares of CureVac N.V. outstanding, which includes the potential exercise of the underwriters of the Issuer’s initial public offering of their option to purchase 1,999,999 common shares of CureVac N.V. as set forth in the prospectus (the “Prospectus”) on Form 424B4 of CureVac N.V. (No. 333-240076) filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2020.

CUSIP No. N2451R105

1.	Names of Reporting Persons. DH-LT-Investments GmbH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒(1)
(b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,743,750(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,743,750

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,743,750

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.4%(3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-LT-Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. The other Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents shares held of record by DH-LT-Investments GmbH.

(3)	This percentage is calculated based on 177,968,204 common shares of CureVac N.V. outstanding, which includes the potential exercise of the underwriters of the Issuer’s initial public offering of their option to purchase 1,999,999 common shares of CureVac N.V. as set forth in the Prospectus.

CUSIP No. N2451R105

1.	Names of Reporting Persons. DH-Capital GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐(1)

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 79,775,217 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 79,775,217

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,775,217

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.8%(3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-LT-Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. The other Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents shares held of record by dievini.

(3)	This percentage is calculated based on 177,968,204 common shares of CureVac N.V. outstanding, which includes the potential exercise of the underwriters of the Issuer’s initial public offering of their option to purchase 1,999,999 common shares of CureVac N.V. as set forth in the Prospectus.

CUSIP No. N2451R105

1.	Names of Reporting Persons. OH Beteiligungen GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐(1)

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 79,775,217 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 79,775,217

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,775,217

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.8% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-LT-Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. The other Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents shares held of record by dievini.

(3)	This percentage is calculated based on 177,968,204 common shares of CureVac N.V. outstanding, which includes the potential exercise of the underwriters of the Issuer’s initial public offering of their option to purchase 1,999,999 common shares of CureVac N.V. as set forth in the Prospectus.

CUSIP No. N2451R105

1.	Names of Reporting Persons. Dietmar Hopp

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒(1)
(b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 87,518,967(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 87,518,967

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,518,967

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 49.2%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-LT-Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. The other Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents 79,775,217 shares held of record by dievini and 7,743,750 shares held of record by DH-LT-Investments.

(3)	This percentage is calculated based on 177,968,204 common shares of CureVac N.V. outstanding, which includes the potential exercise of the underwriters of the Issuer’s initial public offering of their option to purchase 1,999,999 common shares of CureVac N.V. as set forth in the Prospectus.

CUSIP No. N2451R105

1.	Names of Reporting Persons. Oliver Hopp

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐(1)

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 79,775,217(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 79,775,217

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,775,217

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.8%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-LT-Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. The other Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents shares held of record by dievini.

(3)	This percentage is calculated based on 177,968,204 common shares of CureVac N.V. outstanding, which includes the potential exercise of the underwriters of the Issuer’s initial public offering of their option to purchase 1,999,999 common shares of CureVac N.V. as set forth in the Prospectus.

CUSIP No. N2451R105

1.	Names of Reporting Persons. Daniel Hopp

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐(1)

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 79,775,217(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 79,775,217

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,775,217

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.8%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-LT-Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. The other Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents shares held of record by dievini.

(3)	This percentage is calculated based on 177,968,204 common shares of CureVac N.V. outstanding, which includes the potential exercise of the underwriters of the Issuer’s initial public offering of their option to purchase 1,999,999 common shares of CureVac N.V. as set forth in the Prospectus.

CUSIP No. N2451R105

1.	Names of Reporting Persons. Prof. Dr. Friedrich von Bohlen und Halbach

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐(1)

3.	SEC Use Only

4.	Source of Funds FP, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 241,935

	8.	Shared Voting Power 79,775,217 (2)

	9.	Sole Dispositive Power 241,935

	10.	Shared Dispositive Power 79,775,217

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,017,152

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-LT-Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. The other Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents shares held of record by dievini.

(3)	This percentage is calculated based on 177,968,204 common shares of CureVac N.V. outstanding, which includes the potential exercise of the underwriters of the Issuer’s initial public offering of their option to purchase 1,999,999 common shares of CureVac N.V. as set forth in the Prospectus.

CUSIP No. N2451R105

1.	Names of Reporting Persons. Prof. Dr. Christof Hettich

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐(1)

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 79,775,217 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 79,775,217

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,775,217

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.8%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-LT-Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. The other Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents shares held of record by dievini.

(3)	This percentage is calculated based on 177,968,204 common shares of CureVac N.V. outstanding, which includes the potential exercise of the underwriters of the Issuer’s initial public offering of their option to purchase 1,999,999 common shares of CureVac N.V. as set forth in the Prospectus.

CUSIP No. N2451R105

1.	Names of Reporting Persons. Dr. Mathias Hothum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐(1)

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 79,775,217 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 79,775,217

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,775,217

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.8(3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-LT-Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Schedule 13D relating to the voting and disposition of the common shares of the Issuer. The other Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents shares held of record by dievini.

(3)	This percentage is calculated based on 177,968,204 common shares of CureVac N.V. outstanding, which includes the potential exercise of the underwriters of the Issuer’s initial public offering of their option to purchase 1,999,999 common shares of CureVac N.V. as set forth in the Prospectus.

Item 1.  Security and Issuer

This Schedule 13D (this “Statement”) relates to the common shares, par value €0.12 per share (the “Shares”) of CureVac N.V., a Dutch public company (the “Issuer”) with its principal executive offices located at Friedrich-Miescher-Strasse 15, 72076 Tübingen, Germany. The Shares are listed on The Nasdaq Global Market under the symbol “CVAC”. Information given in response to each item in this Statement shall be deemed incorporated by reference in all other items, as applicable.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT-Investments”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-LT-Investments, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). dievini, DH-LT-Investments, and Dietmar Hopp are parties to the agreements with KfW described in Item 6 of this Statement relating to the voting and disposition of the common shares of the Issuer. The other Reporting Persons expressly disclaim status as a “group” for purposes of this Statement.

(b) - (c) dievini is a German private limited partnership that manages investments with a principal office at Johann-Jakob-Astor Straße 57, 69190 Walldorf, Germany.

DH-LT-Investments is a German limited liability company that manages investments with a principal office at Opelstraße 28, 68789 St. Leon-Rot, Germany.

DH Capital and OH Beteiligungen are German private limited partnerships with a principal office at Heidelberger Straße 43, 69168 Wiesloch, Germany.

Dietmar Hopp, Dr. von Bohlen, Dr. Hettich and Dr. Hothum are German citizens that manage investments with a business address c/o dievini Hopp BioTech holding GmbH & Co. KG, Johann-Jakob-Astor Straße 57, 69190 Walldorf, Germany.

Oliver Hopp is a German citizen that manages investments with a business address at Johann-Jakob-Astor-Straße 59, 69190 Walldorf, Germany.

Daniel Hopp is a German citizen that manages investments with a business address at Johann-Jakob-Astor-Straße 57, 69190 Walldorf, Germany.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The 79,775,217 Shares held directly by dievini were acquired from the Issuer prior to the IPO in several financing rounds using funds dievini holds for investments. No borrowed funds were used.

7,375,000 Shares held directly by DH-LT-Investments were purchased in a private placement transaction concurrent with the closing of the IPO on August 18, 2018 at a purchase price of $16 per Share using funds it holds for investments. 368,750 Shares held directly by DH-LT-Investments were purchased in the IPO from the underwriter. No borrowed funds were used.

The 241,935 Shares held by Dr. von Bohlen were acquired from the Issuer prior to the IPO.

Item 4. Purpose of the Transaction

The Shares held by the Reporting Persons were acquired for investment purposes in the ordinary course of the Reporting Persons’ investment activities.

The Reporting Persons do not have any current plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Based on such review, the Reporting Persons may acquire additional securities, or retain or sell all or a portion of the securities then held, including without limitation in open market, block sales or privately negotiated transactions, at any time, and may formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of strategic investment and trading policies of the Reporting Persons.

The Reporting Persons may engage in discussions with management, the Issuer’s management board and supervisory board, shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as a merger, take private transaction that could result in a de-listing or de-registration of the Shares, sales or acquisitions of assets or businesses, changes to the capitalization or dividend policy of the Issuer or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s management board and supervisory board.

Item 5. Interest in the Securities of the Issuer

(a) – (c) The following information with respect to the ownership of common shares of the Issuer by the Reporting Persons filing this statement on Schedule 13D is provided as of August 18, 2020.

Reporting Persons	Common Shares Held Directly		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(1)
dievini Hopp BioTech holding GmbH & Co. KG(2)	79,775,217		0	79,775,217	0	79,775,217	79,775,217	44.8%

DH-Capital GmbH & Co. KG(3)	0		0	79,775,217	0	79,775,217	79,775,217	44.8%
OH Beteiligungen GmbH & Co. KG(3)	0		0	79,775,217	0	79,775,217	79,775,217	44.8%
Dietmar Hopp(3)(4)(7)	0		0	87,518,967	0	87,518,967	87,518,967	49.2%
Oliver Hopp(3)	0		0	79,775,217	0	79,775,217	79,775,217	44.8%
Daniel Hopp(5)	0		0	79,775,217	0	79,775,217	79,775,217	44.8%
Prof. Dr. Friedrich von Bohlen und Halbach(3)(4)	241,935	(6)	241,935	80,017,152	241,935	80,017,152	80,017,152	45%
Prof. Dr. Christof Hettich(3)(4)	0		0	79,775,217	0	79,775,217	79,775,217	44.8%
Dr. Mathias Hothum(4)	0		0	79,775217	0	79,775,217	79,775,217	44.8%
DH-LT Investment GmbH(7)	7,743,750		0	7,743,750	0	7,743,750	7,743,750	4.4%

(1)	This percentage is calculated based on 177,968,204 common shares of CureVac N.V. outstanding, which includes the potential exercise of the underwriters of the Issuer’s initial public offering of their option to purchase 1,999,999 common shares of CureVac N.V. as set forth in the Prospectus.

(2)	79,775,217 common shares of the Issuer are held of record by dievini.

(3)	DH-Capital, OH Beteiligungen, Dr. von Bohlen and Dr. Hettich are collectively the holders of 100% of the limited partner interests in dievini. DH-Capital and OH Beteiligungen each hold a 40% limited partner interest in dievini and therefore, control the voting and dispositive decisions of dievini together and may be deemed to beneficially own the shares held by dievini. Dietmar Hopp, Daniel Hopp and Oliver Hopp are the ultimate controlling persons of dievini, DH-Capital and OH Beteiligungen, and control the voting and investment decisions of the ultimate parent company of dievini and therefore, may be deemed to beneficially own the shares held by dievini by virtue of their status as controlling persons of dievini.

(4)	The sole general partner of dievini with the authorization to represent is dievini Verwaltungs GmbH; however, 100% of the shares of dievini Verwaltungs GmbH are held by dievini so dievini Verwaltungs GmbH is not considered to have control over dievini. The managing directors of dievini Verwaltungs GmbH are Dietmar Hopp, Dr. von Bohlen, Dr. Hettich and Dr. Hothum. Voting and dispositive decisions made within dievini Verwaltungs GmbH regarding the securities held by dievini are made by at least two managing directors acting together; however, Dietmar Hopp is entitled to represent dievini Verwaltungs GmbH solely. Therefore, in their capacity as managing directors, Dietmar Hopp, Dr. von Bohlen, Dr. Hettich and Dr. Hothum share voting and dispositive power over the shares held by dievini, and may be deemed to beneficially own such shares held by dievini; however, each of Dietmar Hopp, Dr. von Bohlen, Dr. Hettich and Dr. Hothum disclaims beneficial ownership of the shares held by dievini except to the extent of their pecuniary interests therein.

(5)	Daniel Hopp has shared control of DH-Capital and he may therefore be deemed to beneficially own the shares held by dievini; however, Daniel Hopp disclaims beneficial ownership of the shares held by dievini except to the extent of his pecuniary interests therein.

(6)	Represents shares held through personal accounts, of which the holder has sole voting and dispositive power.

(7)	7,743,750 common shares of the Issuer are held of record by DH-LT Investments. Dietmar Hopp is the sole shareholder and ultimate controlling person of DH-LT-Investments.

(d) The only transactions in the Shares by the Reporting Persons during the last 60 days were the purchase of 7,375,000 Shares by DH-LT-Investments on August 18, 2020 for $16 per Share in the concurrent private placement as well as the purchase of 368,750 Shares by DH-LT-Investments in the IPO

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Shareholders’ Agreement

Dietmar Hopp, dievini, and KfW, a public law institution (Anstalt des öffentlichen Rechts) organized under the German Law concerning KfW (“KfW”) entered into the Shareholders’ Agreement, agreeing to certain transfer restrictions and rights of first refusal relating to their interests in the Issuer, certain nomination rights, and a voting agreement relating to certain specified actions. In particular, dievini, and Dietmar Hopp agreed to vote a specified number of their shares as directed by the KfW on certain specified actions, subject to certain exceptions. These specified actions include, inter alia: (i) transferring the tax domicile of the Issuer and/or the approval of the transfer of the corporate or administrative seat of CureVac AG; (ii) relocating or ceasing activities in specified areas to a state outside the European Union to the extent (in particular in the area of the development of vaccines) material for the protection of the health of the population of the European Union; (iii) entering into material mergers and acquisitions; and (iv) amendments to the articles of association of CureVac AG which would affect the foregoing matters. Under the terms of the Shareholders’ Agreement, Dietmar Hopp agreed to purchase an aggregate of EUR 100 million of the Common Shares in a concurrent private placement at a price per share equal to the initial public offering price. Dietmar Hopp has effected this purchase through DH-LT-Investments. In connection with such concurrent private placement, DH-LT-Investments GmbH acceded to the Shareholders’ Agreement on August 14, 2020 and accepted all rights and obligations thereunder applicable to Dietmar Hopp. The Shareholders’ Agreement has an initial fixed term that expires on December 31, 2023, subject to a right to extend for one year for the benefit of the KfW and dievini, and may be terminated after the initial fixed term, or the extended term, if applicable, by either party subject to six months’ notice prior the end of the applicable calendar year. In addition, the Shareholders’ Agreement shall automatically terminate if KfW sells all or a part of its interest in the Issuer to a third party, subject to certain exceptions.

Investment and Shareholders’ Agreement

CureVac AG, KfW and certain pre-IPO shareholders of CureVac AG, including dievini, entered into an investment and shareholders’ agreement dated as of July 17, 2020 (“ISA”). The ISA provides for certain particular shareholders’ rights and also envisages restrictions on the shareholders party thereto, including the obligation to enter into a registration rights agreement, restrictions on transfer, as well as certain tag along rights, drag along rights, demand rights, rights of first offer and rights of first refusal.

Upon the listing of the Shares on Nasdaq, only certain limited provisions of the ISA survived. Pursuant to such provisions that will survive the IPO, the Issuer and/or the pre-IPO shareholders parties to the ISA are obligated to the following obligations:

●	The Issuer agreed to prepare and provide the KfW the Issuer’s interim financials not later than 30 days after the end of each quarter. In addition, not later than 30 days prior to the start of each fiscal year the Issuer agreed to prepare and provide KfW the Issuer’s operating plans that shall include certain projections regarding the Issuer’s financials, business plan relating to the succeeding fiscal year including the Issuer’s development plans, financial and investment plans, budgeted and projected figures and other information and forecasts. The Issuer’s supervisory board will need to approve the planning by a simple majority vote. In addition, subject to certain limitations, the member of the Issuer’s supervisory board designated (nominiert) by KfW shall, to the extent not prohibited by any mandatory law and/or Nasdaq rules, be entitled to pass on and discuss any information received in his or her capacity as a member of the supervisory board with KfW and certain governmental agencies and offices of the federal government of the Federal Republic of Germany, however, restricted to the extent required for KfW and any of the aforementioned institutions to comply with their respective obligations. The Issuer is obligated to also provide to KfW upon its request such information that is reasonably requested by KfW for the management and the controlling of KfW’s shareholding in the Issuer in order for the Reporting Person and certain other institutions as of the Federal Republic of Germany to comply with their respective obligations;

●	KfW has the right to designate (nominieren) one member of the Issuer’s supervisory board for appointment by the general meeting (and to prompt the recall of such member of the supervisory board at its sole discretion) as long as KfW’s shareholding in the Issuer’s share capital is at least 10% in accordance with the arrangements included in the Issuer’s articles of association. Furthermore, the Issuer’s pre-IPO shareholders shall, to the extent legally permissible, ensure that any established advisory board or any other comparable panel of the Issuer’s subsidiaries or affiliate shall also provide KfW the right, upon its discretion, to include a member to be designated (nominieren);

●	The Issuer needs to reasonably cooperate with each of the Issuer’s pre-IPO shareholders, including dievini, to provide them with information that is mandatory for their tax obligations;

●	If the Issuer fails to withhold taxes on certain amounts paid to a pre-IPO shareholder, its affiliates and certain related persons of such pre-IPO shareholder (excluding a shareholder that was not the Issuer’s shareholder prior to the investment by KfW, dievini, Glaxo Group Limited, Qatar Holding LLC and other investors pursuant to a binding agreement dated as of July 17, 2020 (the “2020 Private Investment”)), and such certain amounts are reimbursable or creditable to such pre-IPO shareholder, its affiliates and certain related persons of such pre-IPO shareholder, then such pre-IPO shareholder will need to use his or her best efforts in order to obtain a credit or reimbursement from the applicable tax authority and such credit or reimbursement shall be paid to the Issuer;

●	The Issuer is obligated to use the funds raised in the 2020 Private Investment solely to fund the (i) development of the Issuer’s proprietary pipeline, including earlier stage assets currently in preclinical development, (ii) research and development activities to expand the Issuer’s mRNA platform technology, in particular with respect to the Issuer’s vaccine candidate against SARS-CoV-2 and other infectious diseases and (iii) manufacturing capacities for mRNA-based drug product candidates and future approved products;

●	Upon consummation of the IPO, the Issuer agreed to file an application for continuation of tax book value (Antrag auf Buchwertfortführung acc. to Sec. 21 par. 1 second and third sentences German Tax Conversion Act — UmwStG) regarding the shares of CureVac AG to be transferred as set out above with the respectively competent tax authorities within four (4) months after the date of the ISA at the latest;

●	Following the consummation of the IPO, the Issuer agreed to provide pre-IPO shareholders holding at least 10% of the Issuer’s share capital, including dievini, certain information required to facilitate the disposition of the Issuer’s shares held by any such pre-IPO shareholder, or in some circumstances to provide information that the Issuer intends to file with the SEC and in such case the Issuer may be required to take into account the input of such pre-IPO shareholder holding prior to the filing with the SEC. In addition, the Issuer agreed that upon a written request of such a pre-IPO shareholder, the Issuer will add such pre-IPO shareholder holding to the Issuer’s liability insurance as a named insured in connection with the consummation of the IPO, but any related premium shall be borne by such pre-IPO shareholder holding at least 10% of the Issuer’s share capital; and

●	dievini and certain other limited pre-IPO shareholders agreed to bear the economics with respect to the CureVac AG’s operation of a virtual shares program for its management board and selected key employees (“Prior VSOP”) for a total of up to 60,175 participation rights corresponding with 10% of CureVac AG’s share capital as of February 1, 2015 in the amount of altogether EUR 601,750. In case of an exercise event under the Prior VSOP, dievini and such other limited pre-IPO shareholders agreed to transfer the Common Shares up to a pre-determined amount to allow the Issuer to fulfil any claims of the beneficiaries under the Prior VSOP.

Registration Rights Agreement

Pursuant to the registration rights agreement dated as of August 14, 2020 and by and among the Issuer, KfW, dievini and DH-LT-Investments, certain shareholders are provided with customary piggyback and certain demand registration rights subject to customary limitations and restrictions.

Relationship Agreement

KfW, dievini and CureVac B.V. entered into a relationship agreement dated as of July 17, 2020 (the “Relationship Agreement”). Pursuant to the Relationship Agreement, the parties agreed upon the form of the articles of association, the supervisory board rules and the management board rules. In addition, the Relationship Agreement establishes that if at any time during the effectiveness of the Shareholders’ Agreement any of the Issuer’s shareholders other than KfW or dievini is granted a nomination right to the Issuer’s supervisory board or the supervisory board of any of the Issuer’s subsidiaries, then all of the parties to the Relationship Agreement shall use best efforts to exercise their shareholder rights to ensure that KfW and dievini shall each be given a nomination right as well. The Issuer also agreed not to procure, not to propose or implement during the terms of the Shareholders’ Agreement and the ISA, any amendment to the corporate documents of CureVac AG or CureVac B.V. or the Issuer, which would violate or not observe the Relationship Agreement, the ISA or other agreements concluded with the Issuer in connection with the Investment.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1.	Power of Attorney

2.	Joint Filing Agreement

3.	Shareholders’ Agreement dated as of June 16, 2020 by and among KfW, Dievini Hopp BioTech holding GmbH & Co KG and Dietmar Hopp. (Incorporated herein by reference from Exhibit 3.6 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020).

4.	Investment and Shareholders’ Agreement dated as of July 17, 2020, by and among CureVac AG and several shareholders. (Incorporated herein by reference from Exhibit 3.5 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020).

5.	Relationship Agreement dated as of July 17, 2020, by and among KfW, Dievini Hopp BioTech holding GmbH & Co KG and Dietmar Hopp, dated July 17, 2020. (Incorporated herein by reference from Exhibit 3.7 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020).

6.	Form of Registration Rights Agreement dated as of August 14, 2020, by and among KfW, dievini and DH-LT-Investments GmbH. (Incorporated herein by reference from Exhibit 4.1 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2020

DIEVINI HOPP BIOTECH HOLDING GMBH & CO. KG

By:	dievini Verwaltungs GmbH
its General Partner

By:	/s/ Dr. Marc Hauser
Name:	Dr. Marc Hauser
Title:	Attorney-in-fact

DH-CAPITAL GMBH & CO. KG

By:	DH Verwaltungs GmbH
its General Partner

By:	/s/ Dr. Marc Hauser
Name:	Dr. Marc Hauser
Title:	Attorney-in-fact

OH BETEILIGUNGEN GMBH & CO. KG

By:	OH Verwaltungs GmbH
its General Partner

By:	/s/ Dr. Marc Hauser
Name:	Dr. Marc Hauser
Title:	Attorney-in-fact

DH-LT-INVESTMENTS GMBH

By:	/s/ Dr. Marc Hauser
Name:	Dr. Marc Hauser
Title:	Attorney-in-fact

/s/ Dr. Marc Hauser as attorney-in-fact
DIETMAR HOPP

/s/ Dr. Marc Hauser as attorney-in-fact
OLIVER HOPP

/s/ Dr. Marc Hauser as attorney-in-fact
DANIEL HOPP

/s/ Dr. Marc Hauser as attorney-in-fact
FRIEDRICH VON BOHLEN UND HALBACH

/s/ Dr. Marc Hauser as attorney-in-fact
CHRISTOF HETTICH

/s/ Dr. Marc Hauser as attorney-in-fact
MATHIAS HOTHUM